UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 0-52423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM RETIREMENT & SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM

300 South Grand Avenue, Suite 900

Los Angeles, California 90071

AECOM Retirement & Savings Plan

Financial Statements as of

December 31, 2020 and 2019

and for the Year Ended December 31, 2020,

Supplemental Schedules as of December 31, 2020 and

Report of Independent Registered Public Accounting Firm

AECOM RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Benefits Administration Committee

AECOM Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AECOM Retirement & Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ Vasquez & Company, LLP

Glendale, California

June 21, 2021

AECOM RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019

	(expressed in thousands)
ASSETS:
Investments—at fair value (Notes B and C)	$1,696,747	$1,444,331
Plan investments in AECOM DC Retirement Plans (Note B):
Vanguard Master Trust (Note D)	3,115,109	3,248,487
SMA Master Trust (Note E)	756,872	741,576
Stable Value Master Trust (Note F)	448,696	426,425
Total investments	6,017,424	5,860,819

Receivables
Notes receivable from participants (Notes A and B)	30,246	42,705
Participant contributions	41	11
Employer contributions	49,613	66,198
Other	1,107	457
Total receivables	81,007	109,371

Total assets	6,098,431	5,970,190

LIABILITIES:
Accrued expenses	221	501
Payable to participants	473	185
Total liabilities	694	686

Net Assets Available for Benefits	$6,097,737	$5,969,504

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2020

2020
(expressed in thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$272,896
Interest and dividends	120,711
Plan interest in the investment income of the AECOM DC Retirement Plans:
Vanguard Master Trust (Note D)	397,036
SMA Master Trust (Note E)	85,516
Stable Value Master Trust (Note F)	8,764

Net investment income	884,923

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,632

CONTRIBUTIONS:
Participants	197,209
Employer	51,382
Total contributions	248,591

Total additions	1,135,146

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Note A and Note G)	(1,005,796)
Administrative expenses	(1,117)

Total deductions	(1,006,913)

NET INCREASE	128,233

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,969,504

End of year	$6,097,737

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF THE PLAN

The following brief description of the AECOM Retirement & Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM (“AECOM” or the “Company”) and various subsidiaries meeting certain employment requirements. The Plan is administered by the Americas Benefits Administration Committee as authorized by AECOM. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Code and is intended to qualify as a profit sharing plan which may invest in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA. Assets of the Plan are held by Bank of America, N.A., the trustee and record keeper (the “Trustee”), except for certain investments. Assets in the separately managed accounts are held by Northern Trust Corporation; the Vanguard investment funds are held by The Vanguard Group; and the stable value fund is held at Fidelity Management Trust Company on behalf of the Trustee.

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for shares for which instructions have not been given by a participant in accordance with the Trust agreement.

Eligibility — Employees become eligible to participate in the Plan on their date of hire, or as soon as administratively feasible thereafter (“eligible employees,” as defined in the Plan document). If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.

Participant Contributions — Participants may voluntarily make pre-tax, Roth 401(k) and/or after-tax contributions in any combination. Contributions can be made in whole percentage increments up to 75 percent of eligible compensation, as defined in the Plan document, limited to $19,500 for calendar year 2020. Participants who are 50 years of age and over may voluntarily make additional contributions up to $6,500 for calendar year 2020, which are counted as part of the 75 percent limitation. Participants also may contribute amounts representing rollovers from other qualified plans. If participants are highly-compensated employees, the maximum contribution percentage may be subject to further limitation.

The Plan provides for an automatic enrollment feature for employees. A participant’s contribution under the automatic enrollment feature will be one percent pre-tax until either a participant elects to discontinue or change his or her election.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and rollovers, Company contributions, and allocations of Plan investment earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Certain administration fees are paid from the participant’s account. The benefit to which a participant is entitled is the benefit that may be provided from the participant’s vested account.

Employer Contributions — The participants’ pre-tax and Roth 401(k) contributions made to the Plan are matched 50% by the Company up to 6% of eligible compensation. Participants’ after-tax contributions are not eligible for the Company match. The Company’s annual match is allocated 50% to the participant’s selected investment allocations and 50% to AECOM common stock. Participants can transfer their account balance in AECOM common stock to other investment options and make withdrawals, subject to certain Plan and legal restrictions. In order to receive the annual match, participants must generally be employed on the last day of the Plan year.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts. Vesting in the Company contributions is based on years of service. A participant vests in the Company contributions over a three-year period (33 percent after one year of service and 67 percent after two years of service). Participants become fully vested upon attaining age 65, becoming disabled or deceased while employed at the Company, or upon termination of the Plan. Vesting of Company contributions and earnings thereon are based on years of continuous service. The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the Plan year in which the participant incurs five consecutive one-year breaks in service, as defined in the Plan document, whichever occurs first. These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions or pay Plan expenses.

On January 31, 2020, AECOM closed on the sale of one of its businesses. The Plan experienced a partial plan termination event. Under the terms of the Plan as required by the Internal Revenue Code, any employee whose employment was voluntarily or involuntarily terminated during 2020 was 100% vested in the Company contributions even if they did not meet the years of service vesting requirement.

During the year ended December 31, 2020, forfeitures of approximately $0.4 million was used to reduce Plan expenses and $2.5 million was used to offset the Company match for 2020. At December 31, 2020, the forfeiture account had no remaining balance. The balance in the forfeiture account was $0.8 million at December 31, 2019.

Investment Options — Upon enrollment in the Plan, a participant is allowed to direct the investment of his or her account into a variety of diversified investment funds allowed by the Plan. If a participant is automatically enrolled in the Plan and has not selected an investment to invest his or her contributions to the Plan, those contributions are invested in a target date fund, as determined by the Company. Participants may change their selection of investments at any time.

One of the investment options offered under the Plan consists of common shares of AECOM, which is an employee stock ownership plan as defined in Section 4975(e)(7) of the Code within the Plan.

Notes Receivable from Participants — Active participants may obtain loans from their vested account balances provided they meet the Plan’s eligibility requirements. The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance. In response to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES ACT”) which was signed into law on March 27, 2020, the Plan implemented temporary changes to its loan policy. The maximum loan limit was increased to the lesser of $100,000 or 100% of the eligible participant’s vested balance for a period of 180 days from March 27, 2020. The interest rates are no less than 1% over the prime rate as published in The Wall Street Journal, in effect on the first business day of each month in which the loan application is made. Notes receivable from participants bear interest at rates that range from 4.25% to 9.00% at December 31, 2020 and 4.25% to 9.25% at December 31, 2019. The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed. These loans are secured by a promissory note from the participant and his or her vested interest in the Plan. During the period between March 27, 2020 and December 31, 2020, under the CARES ACT, an eligible participant could elect to delay loan payments for one year. Repayments will be adjusted to reflect interest accrued during the delay.

Distributions — Generally, distributions are made upon a participant’s election after a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives). A partial or complete distribution may be made in a single lump-sum in the form of cash or in-kind distribution (in case of Company shares). Distributions may also be made in monthly, quarterly, semi-annual, or annual installments, or in a direct rollover distribution. Distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered in as a protected benefit. Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons. Due to a 2020 Company divestiture, two direct rollover windows were established where the former employees were allowed to transfer their Plan account balances, including loan balances, into the retirement savings plan of the acquiring company. These transactions, along with rollovers outside the direct rollover windows for these former employees are included in “Benefits paid to participants” in the Statement of Changes in Net Assets Available for Benefits. During 2020, in response to the CARES Act, an eligible participant could take a coronavirus-related distribution from the Plan up to $100,000, could elect out of tax withholding on such distribution, and will not be subject to excise taxes on such distribution. In addition, participants were eligible to waive taking their required minimum distributions in 2020.

B.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition — Investments held by the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The cost of investments sold or distributed is determined on the basis of the average cost for each participant. Purchases and sales of securities are reflected on the trade date. Transactions pending clearing with brokers not settled at year-end are recorded as other receivables or payables on the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net investment income (loss) of the AECOM DC Retirement Plans Vanguard Master Trust, the AECOM DC Retirement Plans SMA Master Trust, and the AECOM DC Retirement Plans Stable Value Master Trust (collectively, the “Master Trusts”) is allocated daily to the Plan based on the ratio of the Plan’s investment in the Master Trusts to the total value of the related investments held by each master trust as of the beginning of the day.

Notes Receivable from Participants — Notes receivable from participants are measured at their principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses. Specific participant transaction expenses are deducted from participant accounts directly. Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from revenue sharing payments that the Plan receives from certain participating funds. For the year ended December 31, 2020, the Plan incurred $1.1 million of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value are disclosed in accordance with the established framework and disclosure requirements described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 — Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock and Other Exchange-Traded Equity Securities Including AECOM Stock

The fair value of these instruments is based on the closing price per the principal stock exchange on which they are traded and are classified within Level 1 of the valuation hierarchy. AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities. These investments are public investment vehicles valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts are comprised of investments which are valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy.

Fixed Income Instruments

Fixed income instruments are valued based on prices received from the fund custodian. The custodian uses multiple valuation techniques to determine the valuation of fixed income instruments. In instances where there is sufficient market activity, the custodian may utilize a market-based approach through which trades or quotes from similar instruments with comparable durations, yields, and credit ratings are used to determine the valuation of these instruments. In instances where there is insufficient market activity, the custodian may utilize proprietary valuation models that maximize observable inputs. The valuation models may consider market transactions in comparable securities, the various relationships between securities, and/or market characteristics in order to estimate the relevant cash flows, which are then discounted to calculate the fair values. Fixed income securities, which are valued based on significant observable inputs, are classified within Level 2 of the valuation hierarchy because quoted prices of identical instruments are not readily available in active markets.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan. These investments are valued using the net asset value (“NAV”) provided by the administrator of the collective trust. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. The collective investment trusts are not classified within the fair value hierarchy; however, the amounts measured using NAV is disclosed to permit reconciliation of the fair value of investments to the Statements of Net Assets Available for Benefits.

Subsequent Events — The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

Recent Accounting Pronouncements — In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan adopted ASU 2018-13 for the year ended December 31, 2020, which had no significant impact on the Notes to Financial Statements.

C.	FAIR VALUE MEASUREMENTS

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B:

	As of December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$1,043,862	$—	$—	$1,043,862
AECOM common stock	277,065	—	—	277,065
Self-directed brokerage accounts	375,820	—	—	375,820
Total investments in the fair value hierarchy	$1,696,747	$—	$—	$1,696,747

	As of December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$896,875	$—	$—	$896,875
AECOM common stock	240,684	—	—	240,684
Self-directed brokerage accounts	306,772	—	—	306,772
Total investments in the fair value hierarchy	$1,444,331	$—	$—	$1,444,331

D.	INVESTMENT IN AECOM DC RETIREMENT PLANS VANGUARD MASTER TRUST

Certain investment assets of the Plan are held in a custody account at The Vanguard Group and consist of an interest in an investment account of the AECOM DC Retirement Plans Vanguard Master Trust (“Vanguard Master Trust”), a master trust established by AECOM and is administered by the Trustee. Prior to February 1, 2020, the Vanguard Master Trust combined the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes. On February 1, 2020, the two other retirement savings plans were transferred to a business divested by AECOM and ceased to be a part of the Vanguard Master Trust. The Plan continues to participate in the Vanguard Master Trust. Although the assets of the three retirement plans were combined in the Vanguard Master Trust prior to February 1, 2020, the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the Vanguard Master Trust investment funds was allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses were recognized as earned based on the terms of the investments and the period during which the investments were held by the Vanguard Master Trust. The Plan’s interest in the Vanguard Master Trust represents 100.0% and approximately 92.4% of the net assets of the Vanguard Master Trust at December 31, 2020 and 2019, respectively.

The following table presents the net assets of the Vanguard Master Trust as of December 31:

	Vanguard Master Trust		Plan's Interest in Vanguard Master Trust
	2020	2019	2020	2019
	(expressed in $000)
Investments at fair value
Collective investment trusts	$1,995,903	$2,331,486	$1,995,903	$2,105,861
Mutual funds	1,119,206	1,183,504	1,119,206	1,142,626

Net assets of Vanguard Master Trust	$3,115,109	$3,514,990	$3,115,109	$3,248,487

The following table shows the changes in net assets for the Vanguard Master Trust for the year ended December 31:

2020
(expressed in $000)
Changes in net assets:
Net appreciation in fair value of investments	$262,998
Interest and dividend income	34,978
Total investment income	297,976

Net purchases (redemptions)	(429,354)
Administrative expenses	(59)

Decrease in net assets	(131,437)

Net assets transferred to unaffiliated plans	(268,444)

Net assets:
Beginning of year	3,514,990
End of year	$3,115,109

The following tables set forth by level, within the fair value hierarchy, the Vanguard Master Trust assets at fair value:

	As of December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

	(expressed in thousands)
Mutual funds	$1,119,206	$—	$—	$1,119,206
Total investments in the fair value hierarchy	$1,119,206	$—	$—	1,119,206

Investments measured at NAV				1,995,903
Total investments at fair value				$3,115,109

	As of December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

	(expressed in thousands)
Mutual funds	$1,183,504	$—	$—	$1,183,504
Total investments in the fair value hierarchy	$1,183,504	$—	$—	1,183,504

Investments measured at NAV				2,331,486
Total investments at fair value				$3,514,990

Net Asset Value per Share — The following tables summarize investments measured at NAV per share as of December 31, 2020 and 2019, respectively:

December 31, 2020	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Retirement date funds	$1,480,333	—	Daily	None	None
S&P 500 index fund	515,570	—	Daily	None	None

December 31, 2019	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Retirement date funds	$1,842,679	—	Daily	None	None
S&P 500 index fund	488,807	—	Daily	None	None

E.	INVESTMENT IN AECOM DC RETIREMENT PLANS SMA MASTER TRUST

Certain investment assets of the Plan are held in separately managed accounts (“SMA”) in a custody account at Northern Trust Corporation and consist of an interest in an investment account of the AECOM DC Retirement Plans SMA Master Trust (“SMA Master Trust”), a master trust established by AECOM and is administered by the Trustee. Prior to February 1, 2020, the SMA Master Trust combined the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes. On February 1, 2020, the two other retirement savings plans were transferred to a business divested by AECOM and ceased to be a part of the SMA Master Trust. The Plan continues to participate in the SMA Master Trust. Although the assets of the three retirement plans were combined in the SMA Master Trust prior to February 1, 2020, the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the SMA Master Trust investment funds was allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses were recognized as earned based on the terms of the investments and the period during which the investments were held by the SMA Master Trust. The Plan’s interest in the SMA Master Trust represents 100.0% and approximately 97.2% of the net assets of the SMA Master Trust at December 31, 2020 and 2019, respectively.

The following table presents the net assets of the SMA Master Trust as of December 31:

	SMA Master Trust		Plan's Interest in SMA Master Trust
	2020	2019	2020	2019
	(expressed in $000)
Investments at fair value
Stocks	$228,094	$249,846	$228,094	$242,840
Government bonds	113,589	74,873	113,589	72,773
Corporate bonds	52,145	49,970	52,145	48,568
Mortgage-backed securities	93,570	95,315	93,570	92,642
Asset-backed securities	15,558	19,987	15,558	19,426
Mutual funds	13,312	9,116	13,312	8,860
Collective investment trusts	252,370	250,215	252,370	243,198
Cash and cash equivalents	25,485	15,195	25,485	14,769
	794,123	764,517	794,123	743,076

Accounts receivable
Receivable for securities sold	9,662	4,674	9,662	4,543
Accrued income	1,023	1,523	1,023	1,480
Other	1,106	1,597	1,106	1,552
	11,791	7,794	11,791	7,575

Accounts payable
Due to broker for securities purchased	(48,560)	(8,541)	(48,560)	(8,301)
Operating payables	(482)	(796)	(482)	(774)
	(49,042)	(9,337)	(49,042)	(9,075)

Net assets of SMA Master Trust	$756,872	$762,974	$756,872	$741,576

The following table shows the changes in net assets for the SMA Master Trust for the year ended December 31:

2020
(expressed in $000)
Changes in net assets:
Net appreciation in fair value of investments and income	$85,807

Net purchases (redemptions)	(70,218)
Administrative expenses	(12)

Increase in net assets	15,577

Net assets transferred to unaffiliated plans	(21,679)

Net assets:
Beginning of year	762,974
End of year	$756,872

The following tables set forth by level, within the fair value hierarchy, the SMA Master Trust assets at fair value as of December 31, 2020 and 2019:

	As of December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

	(expressed in thousands)
Mutual funds	$13,312	$—	$—	$13,312
Fixed income instruments:
Asset-backed securities	—	15,558	—	15,558
Mortgage-backed securities	—	93,570	—	93,570
Corporate bonds	—	52,145	—	52,145
Government bonds	—	113,589	—	113,589
Stocks	228,094	—	—	228,094
Cash and cash equivalents	25,485	—	—	25,485
Total investments at fair value	$266,891	$274,862	$—	541,753

Investments measured at NAV				252,370
Total investments at fair value				$794,123

	As of December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

	(expressed in thousands)
Mutual funds	$9,116	$—	$—	$9,116
Fixed income instruments:
Asset-backed securities	—	19,987	—	19,987
Mortgage-backed securities	—	95,315	—	95,315
Corporate bonds	—	49,970	—	49,970
Government bonds	—	74,873	—	74,873
Stocks	249,846	—	—	249,846
Cash and cash equivalents	15,195	—	—	15,195
Total investments at fair value	$274,157	$240,145	$—	514,302

Investments measured at NAV				250,215
Total investments at fair value				$764,517

Net Asset Value per Share — The following table summarizes investments measured at NAV per share as of December 31, 2020 and 2019:

December 31, 2020	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Arrowstreet International Equity Fund	$245,090	n/a	Daily	None	None
Northern Trust All Country World ex-U.S. Index Fund	7,280	n/a	Daily	None	None

December 31, 2019	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Arrowstreet International Equity Fund	$245,252	n/a	Daily	None	None
Northern Trust All Country World ex-U.S. Index Fund	4,963	n/a	Daily	None	None

F.	INVESTMENT IN AECOM DC RETIREMENT PLANS STABLE VALUE MASTER TRUST

Certain investment assets of the Plan are held in a custody account at Fidelity Management Trust Company and consist of an interest in an investment account of the AECOM DC Retirement Plans Stable Value Master Trust (“Stable Value Master Trust”), a master trust established by AECOM and is administered by the Trustee. Prior to February 1, 2020, the Stable Value Master Trust combined the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes. On February 1, 2020, the two other retirement savings plans were transferred to a business divested by AECOM and ceased to be a part of the Stable Value Master Trust. The Plan continues to participate in the Stable Value Master Trust. Although the assets of the three retirement plans were combined in the Stable Value Master Trust prior to February 1, 2020, the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the Stable Value Master Trust investment funds was allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses were recognized as earned based on the terms of the investments and the period during which the investments were held by the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust represents 100.0% and approximately 95.7% of the net assets of the Stable Value Master Trust at December 31, 2020 and 2019, respectively.

The following table presents the net assets of the Stable Value Master Trust as of December 31:

	Stable Value Master Trust		Plan's Interest in Stable Value Master Trust
	2020	2019	2020	2019

	(expressed in $000)
Investments measured at NAV
Collective investment trust	$448,696	$445,496	$448,696	$426,425

Net assets of Stable Value Master Trust	$448,696	$445,496	$448,696	$426,425

The following table shows the changes in net assets for the Stable Value Master Trust for the year ended December 31:

2020
(expressed in $000)
Changes in net assets:
Interest and dividend income	$8,789

Net purchases (redemptions)	14,693
Administrative expenses	(1,365)

Increase in net assets	22,117

Net assets transferred to unaffiliated plans	(18,917)

Net assets:
Beginning of year	445,496
End of year	$448,696

Net Asset Value per Share — The following table summarizes investments measured at NAV per share as of December 31, 2020 and 2019:

December 31, 2020	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$448,696	—	Daily	None	None

December 31, 2019	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$445,496	—	Daily	None	None

G.	BENEFITS PAYABLE

Net assets available for benefits at December 31, 2020 and 2019 include $2.4 million and $3.9 million, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

H.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM. At December 31, 2020 and 2019, the Plan held approximately 5.6 million shares of AECOM common stock.The fair value of AECOM common stock was approximately $277.1 million and $240.7 million at December 31, 2020 and 2019, respectively. During 2020, the Plan acquired approximately $71.1 million of AECOM common stock, of which $33.7 million of AECOM common stock was issued by the Company to the Plan. Additionally, the Plan sold approximately $79.4 million of AECOM common stock, and recorded a net appreciation of approximately $52.0 million, which included gains and losses on shares bought and sold, as well as held during the year.

The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and their affiliates, and these transactions qualify as party-in-interest transactions. The Plan holds investments managed by Northern Trust Corporation, Fidelity and Vanguard, and these transactions qualify as party-in-interest transactions.

These party-in-interest transactions qualify for prohibited transaction exemptions.

I.	PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

J.	TAX STATUS

The Plan received its latest determination letter on February 2, 2016, in which the Internal Revenue Service (“IRS”) indicated that the form of the Plan complies with the applicable requirements of the Internal Revenue Code. The Plan was amended since receiving the determination letter. The Plan administrator believes that the Plan continues to be qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress for open tax periods.

K.	RISKS AND UNCERTAINTIES

The Plan and the Master Trusts invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participants’ account balances and the amounts reported in the financial statements. The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

The 2019 coronavirus (or “COVID-19”) pandemic may affect economic activity globally. As a result of this pandemic, the values of investment securities are subject to significant volatility. Economic and market conditions and other effects of the COVID-19 pandemic may continue to affect the Plan.

L.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to Form 5500:

	2020	2019

	(expressed in thousands)
Net assets available for benefits per the financial statements	$6,097,737	$5,969,504

Amounts allocated to withdrawing participants	(2,356)	(3,865)

Net assets available for benefits per Form 5500	$6,095,381	$5,965,639

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement for the year ended December 31, 2020 to Form 5500:

2020
(expressed in thousands)
Net increase per financial statements	$128,233

Net change in amounts allocated to withdrawing participants	1,509

Net increase per Form 5500	$129,742

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Late Participant Loan Repayments are Included:	Contributions Not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Yes	$—	$6,523,972	$152,074	$—

See report of independent registered public accounting firm.

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                          PLAN#: 055

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AECOM Common Stock	5,565,794 shares	**	$277,065,243

	Registered Investment Companies:
	BlackRock Advisors BIF Money Fund	2,355,770 shares	**	2,355,770
	Fidelity Investments Balanced Fund	6,904,871 shares	**	195,269,763
	Fidelity Investments Growth Company Fund	16,758,314 shares	**	550,845,793
	DFA Global Real Estate Securities Institutional	4,242,292 shares	**	45,604,634
	Oakmark Fund Class I	2,771,704 shares	**	249,785,923
				1,043,861,883

	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	Various investments, including registered investment companies, common stocks, ETFs and money market funds	**	375,820,225

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.00%; Maturities ranging from 2021 to 2040	**	30,245,764

	Total investments			$1,726,993,115

*       Party-in-interest

**       Cost information not required for participant directed investments

See report of independent registered public accounting firm.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Vasquez & Company LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM RETIREMENT & SAVINGS PLAN

Dated: June 21, 2021	By:	/s/ Bernie Knobbe
Bernie Knobbe, Chairman
Americas Benefits Administration Committee
AECOM